UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

MECHEL OAO

(Name of Issuer)

Common Shares, Par Value 10 Russian rubles per share

(Title of Class of Securities)

RU000A0DKXV5

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. RU000A0DKXV5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Igor V. Zyuzin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 32

	6.	Shared Voting Power 283,990,837

	7.	Sole Dispositive Power 32

	8.	Shared Dispositive Power 283,990,837

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 283,990,869

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 68.2%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. RU000A0DKXV5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Calridge Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Republic of Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 73,134,804

	6.	Shared Voting Power 210,856,033

	7.	Sole Dispositive Power 73,134,804

	8.	Shared Dispositive Power 210,856,033

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 283,990,837

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 68.2%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. RU000A0DKXV5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aylmero Enterprises Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Republic of Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 81,776,600

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 81,776,600

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 81,776,600

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.7%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. RU000A0DKXV5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bellasis Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Republic of Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 64,192,604

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 64,192,604

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,192,604

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.4%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. RU000A0DKXV5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Riezer Investments Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Republic of Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 25,063,820

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 25,063,820

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,063,820

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.0%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. RU000A0DKXV5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Arrowswift Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Republic of Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 39,823,009

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 39,823,009

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,823,009

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.6%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. RU000A0DKXV5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MetHol OOO

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 64,192,604

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 64,192,604

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,192,604

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.4%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. RU000A0DKXV5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vladimir F. Iorich

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) -0-

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. RU000A0DKXV5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Conares Holding AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) -0-

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. RU000A0DKXV5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Klypso Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Republic of Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) -0-

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. RU000A0DKXV5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Britta Investments Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) -0-

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. RU000A0DKXV5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steel Consulting LLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) -0-

12.	Type of Reporting Person (See Instructions) PN

Item 1.
(a)	Name of Issuer Mechel OAO
(b)	Address of Issuer’s Principal Executive Offices Krasnopresnenskaya Naberezhnaya, 12 Moscow 123610 Russian Federation

Item 2.
(a)

Name of Person Filing
Igor V. Zyuzin

Calridge Limited

Aylmero Enterprises Limited

Bellasis Holdings Limited

Riezer Investments Limited

Arrowswift Limited

MetHol OOO

Vladimir F. Iorich

Conares Holding AG

Klypso Limited

Britta Investments Limited

Steel Consulting LLP

(b)

Address of Principal Business Office or, if none, Residence
Igor V. Zyuzin

1 Krasnoarmeyskaya St.

Moscow, 125993

Russia

Calridge Limited

3 Themistokli Dervi

Julia House

PC 1066, Nicosia

Republic of Cyprus

Aylmero Enterprises Limited

3 Themistokli Dervi

Julia House

PC 1066, Nicosia

Republic of Cyprus

Bellasis Holdings Limited

3 Themistokli Dervi

Julia House

PC 1066, Nicosia

Republic of Cyprus

Riezer Investments Limited

3 Themistokli Dervi

Julia House

PC 1066, Nicosia

Republic of Cyprus

Arrowswift Limited

3 Themistokli Dervi

Julia House

PC 1066, Nicosia

Republic of Cyprus

MetHol OOO

1st Schipkovsky per., d. 3

Moscow 113 093

Russia

Vladimir F. Iorich

Dammstrasse 19

Zug 6300

Switzerland

Conares Holding AG

Grienbachstrasse 11

Zug 6300

Switzerland

Klypso Limited

3 Themistokli Dervi

Julia House

P.C. 1066, Nicosia

Republic of Cyprus

Britta Investments Limited

Pasea Estate

Road Town, Tortola

British Virgin Islands

Steel Consulting LLP

Rotherwick House

3 Thomas More Street

London E1W 1YX

United Kingdom

(c)	Citizenship See Item 4 of each cover page.

	(d)	Title of Class of Securities Common Shares, par value 10 Russian rubles per share
	(e)	CUSIP Number RU000A0DKXV5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

As of December 31, 2006, Mr. Igor V. Zyuzin was the record owner of 32 common shares of Mechel OAO (“Shares”), Calridge Limited was the record owner of 73,134,804 Shares, Aylmero Enterprises Limited was the record owner of 81,776,600 Shares, Bellasis Holdings Limited was the record owner of 64,192,604 Shares, Arrowswift Limited was the record owner of 39,823,009 Shares and Riezer Investments Limited was the record owner of 25,063,820 Shares.

Mr. Zyuzin owns all of the outstanding equity interest of Calridge Limited and MetHol OOO, and in such capacity beneficially owns all Shares beneficially owned by Calridge Limited and MetHol OOO.

Calridge Limited owns all of the outstanding equity interest of Aylmero Enterprises Limited, Riezer Investments Limited and Arrowswift Limited, and in such capacity beneficially owns all Shares held of record by Aylmero Enterprises Limited, Riezer Investments Limited and Arrowswift Limited.  Calridge Limited owns 10% of the outstanding equity interest of Bellasis Holdings Limited, and in such capacity may be deemed to share beneficial ownership of the Shares held of record by Bellasis Holdings Limited.

MetHol OOO owns 90% of the outstanding equity interest in Bellasis Holdings Limited, and in such capacity may be deemed to share beneficial ownership of the Shares held of record by Bellasis Holdings Limited.

Mr. Zyuzin directly or indirectly owns all of the equity interests of MetHol OOO, Calridge Limited, Aylmero Enterprises Limited, Bellasis Holdings Limited, Arrowswift Limited and Riezer Investments Limited, and consequently, such reporting persons may be deemed to be a group with respect to their holdings of Shares.

Calridge Limited has pledged 20,454,543 Shares in the form of Global Depositary Shares (“GDSs”) to UBS AG (London Branch) in connection with the issuance by Calridge Limited of Mandatory Exchangeable Notes due 2009, and has transferred 14,161,347 of these Shares in the form of GDSs to UBS Limited pursuant to a Stock Lending Agreement. The Shares reported on this Schedule 13G exclude the 14,161,347 Shares that Calridge Limited has transferred, as  Calridge Limited does not have voting or dispositive power with respect to such Shares and therefore disclaims beneficial ownership thereof.

Previously, each of Mr. Vladimir F. Iorich (“Mr. Iorich”), Conares Holding AG (“Conares”), Steel Consulting LLP (“Steel”), Britta Investments Limited (“Britta”) and Klypso Limited (“Klypso”, and together with Mr. Iorich, Conares, Steel and Britta the “Former Owners”) reported beneficial ownership of Shares on this Schedule 13G.  As of December 31, 2006, none of the Former Owners beneficially owned any Shares.  In addition, the Ownership, Control and Voting Agreement dated as of August 1, 1995 between Mr. Zyuzin and Mr. Iorich was terminated as of December 21, 2006.  Accordingly, this Amendment No. 2 to Schedule 13G is the final amendment to Schedule 13G for each of the Former Owners.  Further filings by the reporting persons (other than the Former Owners) with respect to the Shares will be filed, if required, on an amendment to this Schedule 13G.

(b) Percent of class: See Item 11 of each cover page.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Item 5 of each cover page.
(ii) Shared power to vote or to direct the vote See Item 6 of each cover page.
(iii) Sole power to dispose or to direct the disposition of See Item 7 of each cover page.
(iv) Shared power to dispose or to direct the disposition of See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

As of December 31, 2006, none of the Former Owners was the beneficial owner of any Shares.  To the extent that the Former Owners may have been deemed to be members of a group with Mr. Zyuzin and the other reporting persons, such group has been dissolved.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See Item 4 above.

Item 8.	Identification and Classification of Members of the Group

Mr. Zyuzin directly or indirectly owns all of the equity interests of MetHol OOO, Calridge Limited, Aylmero Enterprises Limited, Bellasis Holdings Limited, Arrowswift Limited and Riezer Investments Limited, and consequently, such reporting persons may be deemed to be a group with respect to their holdings of Shares.

Item 9.	Notice of Dissolution of Group

The Former Shareholders disposed of all of the Shares then owned by them during March through December 2006.  As of December 31, 2006, none of the Former Owners is the beneficial owner of any Shares.  To the extent that the Former Owners may have been deemed to be members of a group with Mr. Zyuzin and the other reporting persons, such group has been dissolved as of December 21, 2006, the termination date of the Ownership, Control and Voting Agreement dated as of August 1, 1995 between Mr. Zyuzin and Mr. Iorich.  Further filings by the reporting persons (other than the Former Owners) with respect to the Shares will be filed, if required, as an amendment to this Schedule 13G.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2007
IGOR V. ZYUZIN

/s/ Igor V. Zyuzin

CALRIDGE LIMITED

	By:	/s/ Stella Raouna
Stella Raouna
Director

METHOL OOO

	By:	/s/ Oksana Zhedrinskaya
Oksana Zhedrinskaya
General Director

AYLMERO ENTERPRISES LIMITED

	By:	/s/ Stella Raouna
Stella Raouna
Director

BELLASIS HOLDINGS LIMITED

	By:	/s/ Stella Raouna
Stella Raouna
Director

RIEZER INVESTMENTS LIMITED

	By:	/s/ Stella Raouna
Stella Raouna
Director

ARROWSWIFT LIMITED

	By:	/s/ Soterakis Koupepides
Soterakis Koupepides
Director

VLADIMIR F. IORICH

/s/ Vladimir F. Iorich

CONARES HOLDING AG

By:	/s/ Irina Pankratova
Irina Pankratova
Director

KLYPSO LIMITED

By:	/s/ Elli Christodoulou
Elli Christodoulou
Director

BRITTA INVESTMENTS LIMITED

By:	/s/ David Hopkins
David Hopkins
Authorized signatory

STEEL CONSULTING LLP

By:	/s/ Susan Garod
Susan Garod
Authorized signatory

EXHIBIT INDEX

Exhibit A -       Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Schedule 13G (including any and all amendments thereto) with respect to the Common Shares of Mechel OAO, and further agree that this Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

In evidence thereof the undersigned, being duly authorized, hereby execute this agreement this 8th day of February, 2007.

IGOR V. ZYUZIN

/s/ Igor V. Zyuzin

CALRIDGE LIMITED

By:	/s/ Stella Raouna
Stella Raouna
Director

METHOL OOO

By:	/s/ Oksana Zhedrinskaya
Oksana Zhedrinskaya
General Director

AYLMERO ENTERPRISES LIMITED

By:	/s/ Stella Raouna
Stella Raouna
Director

BELLASIS HOLDINGS LIMITED

By:	/s/ Stella Raouna
Stella Raouna
Director

RIEZER INVESTMENTS LIMITED

By:	/s/ Stella Raouna
Stella Raouna
Director

ARROWSWIFT LIMITED

By:	/s/ Soterakis Koupepides
Soterakis Koupepides
Director

VLADIMIR F. IORICH

By:	/s/ Vladimir F. Iorich

CONARES HOLDING AG

By:	/s/ Irina Pankratova
Irina Pankratova
Director

KLYPSO LIMITED

By:	/s/ Elli Christodoulou
Elli Christodoulou
Director

BRITTA INVESTMENTS LIMITED

By:	/s/ David Hopkins
David Hopkins
Authorized signatory

STEEL CONSULTING LLP

By:	/s/ Susan Garod
Susan Garod
Authorized signatory